Mr. Stephen G. Krikorian
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

June 26, 2007

Re:	Stratasys, Inc.
Form 8-K filed on June 13, 2007
File No. 001-13400

Dear Mr. Krikorian:

We are responding to your comment letter dated June 20, 2007, regarding our Form 8-K filed on June 13, 2007.  We sincerely appreciate the SEC’s interest in assisting us in complying with the applicable disclosure requirements and enhancing the overall disclosure in our filing.

Set forth below is our response to your comment letter. For your convenience, the number and comment (in italics) before our response correspond to the item numbers and related comments from your comment letter.

1.	Amend the third paragraph in (a) to extend the subsequent interim period to June 8, 2007, the date of dismissal. See Item 304(a)(1(IV) of Regulation S-K.

2.	Amend (b) to extend the subsequent interim period through the date of appointment, June 12, 2007. See Item 304(a)(2) of Regulation S-K.

3.

To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your amended Form 8-K.

Response

With respect to each of your comments, on June 26, 2007 we filed a Form 8-K/A, dated June 8, 2007, to extend the subsequent interim periods as suggested and to include an updated letter from our former accountants.

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After reviewing the staff’s comments on our Form 8-K filed on June 13, 2007, we appreciate the staff comments on the filing.

We are responsible for the adequacy and accuracy of the disclosure in the filing. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We further understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further clarification or have any additional questions or comments concerning this letter, please contact me at (952) 294-3459.

Sincerely yours,

/s/ Robert F. Gallagher

Robert F. Gallagher
Chief Financial Officer